Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 193-A-I dated June 16, 2010	Term Sheet to Product Supplement No. 193-A-I Registration Statement No. 333-155535 Dated June 16, 2010; Rule 433

Structured Investments	$ Contingent Digital Coupon Notes Linked to Each of the Japanese Yen and the European Union Euro Relative to the U.S. dollar due June 27, 2011

General

  The notes are designed for investors who seek the potential to earn contingent quarterly Coupon Payments at a fixed rate of at least 2.80%* per quarter (equivalent to at least 11.20% per annum). Investors should be willing to forgo the potential to participate in the appreciation of the U.S. dollar relative to each Reference Currency. Investors should be willing to forgo a Coupon Payment on a Coupon Payment Date if the Spot Rate of either Reference Currency on any Determination Date is greater than the Starting Spot Rate of such Reference Currency on the applicable Determination Date. At maturity, if the Ending Spot Rate of the Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by more than 5%, you will lose some or all of your principal.
  On any Determination Date, if the Spot Rate of each Reference Currency is less than or equal to the Starting Spot Rate of such Reference Currency, investors will receive a Coupon Payment on the applicable Coupon Payment Date at a Coupon Rate of at least 2.80%*.
  The notes do not guarantee any return of principal at maturity. The notes are bullish on the U.S. dollar relative to the Reference Currencies (and therefore bearish on the Reference Currencies relative to the U.S. dollar), and payment at maturity is linked to the Best Performing Reference Currency as described below. At maturity, the amount you will receive (other than the final Coupon Payment, if any) will not be greater than $1,000 for each $1,000 principal amount note, and if the Ending Spot Rate of Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by more than 5%, you will lose some or all of your initial principal amount. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 27, 2011
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about June 18, 2010 and are expected to settle on or about June 23, 2010.

Key Terms

Reference Currencies:	Japanese yen and European Union euro
Base Currency:	U.S. dollar
Coupon Rate:	At least 2.80%* per quarter (equivalent to at least 11.20% per annum) *The Coupon Rate will be determined on the pricing date and will not be less than 2.80% per quarter.
Coupon Payment:

On any Determination Date, if the Spot Rate of each Reference Currency is less than or equal to the Starting Spot Rate of such Reference Currency, you will receive a Coupon Payment per $1,000 principal amount note payable on the applicable Coupon Payment Date equal to $1,000 x Coupon Rate.

If the Spot Rate of either Reference Currency on such Determination Date is greater than the Starting Spot Rate of such Reference Currency, you will receive no payment on the applicable Coupon Payment Date.

Payment at Maturity:

At maturity, the amount you will receive will be based on three different scenarios:

  If the Ending Spot Rate of the Better Performing Reference Currency is less than or equal to the Starting Spot Rate of such Reference Currency, you will receive the principal amount of your notes at maturity plus the final Coupon Payment, if any.
  If the Ending Spot Rate of the Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by up to 5%, you will receive the principal amount of your notes at maturity.
  If the Ending Spot Rate of the Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by more than 5%, for every 1% increase of the Better Performing Reference Currency beyond 5%, you will lose an amount equal to 1.0526% of the principal amount of your notes and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 – [$1,000 x (Better Performing Reference Currency Return – 5%) x 1.0526]

Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0.

You will lose some or all of your principal at maturity if the Ending Spot Rate of the Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by more than 5%. Because the payment at maturity is linked to the Better Performing Reference Currency, you will lose some or all of your principal at maturity if the Base Currency depreciates relative to either Reference Currency by more than 5%. Other than the final Coupon Payment, if any, at maturity, you will not receive an amount greater than $1,000 for each $1,000 principal amount note because you will not benefit directly from the appreciation of the U.S. dollar relative to each of the Reference Currencies.

Buffer Percentage:	5%
Leverage Factor:	1.0526
Reference Currency Return:	Ending Spot Rate – Starting Spot Rate Starting Spot Rate
Starting Spot Rate:

The Starting Spot Rate of each Reference Currency is expressed in terms of a number of U.S. dollars per one unit of the Reference Currency, based on (a)(i) for the Japanese yen, one divided by the applicable rate as reported by Reuters Group PLC (“Reuters”) on page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on the pricing date and (ii) for the European Union euro, the applicable rate as reported on Reuters page WMRSPOT05 at approximately 4:00 p.m., Greenwich Mean Time, on such date or (b) such exchange rates determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. If the Calculation Agent determines the Starting Spot Rates by reference to intraday trades, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes although the calculation agent will make all such determination in good faith and a commercially reasonable manner. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-5 of this term sheet.

Ending Spot Rate:	For each Reference Currency, the Ending Spot Rate is the Spot Rate of such Reference Currency on the final Determination Date.
Better Performing Reference Currency:	The Reference Currency with the Better Performing Reference Currency Return
Better Performing Reference Currency Return:	The highest of the Reference Currency Return of the Reference Currencies
Determination Dates:	September 22, 2010, December 22, 2010, March 22, 2011 and June 22, 2011†
Coupon Payment Dates:	With respect to each Determination Date, the third business day after such Determination Date, except that the final Coupon Payment Date will be the Maturity Date.
Maturity Date:	June 27, 2011†
CUSIP:	48124AUP0
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Coupon Payments,” “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of Determination Dates or Initial Averaging Dates” in the accompanying product supplement no. 193-A-I

Investing in the Contingent Digital Coupon Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 193-A-I and “Selected Risk Considerations” beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. 193-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 16, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 193-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 193-A-I dated June 16, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 193-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 193-A-I dated June 16, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002472/e39109_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  SPOT RATE — The Spot Rate of each Reference Currency on any currency business day is expressed as a number of U.S. dollars per one unit of the applicable Reference Currency and is equal to (a) for the Japanese yen, one divided by the applicable rate as reported by Reuters Group PLC (“Reuters”) on page WMRSPOT12 (or any successor page) at approximately 4:00 p.m., Greenwich Mean Time, on such date and (b) for the European Union euro, the applicable rate as reported on Reuters page WMRSPOT05 (or any successor page) at approximately 4:00 p.m., Greenwich Mean Time, on such date.
  CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York, and the principal financial centers for the Reference Currencies (which are Tokyo, Japan for the Japanese yen and Frankfurt, Germany for the European Union euro, respectively), (b) banking institutions in The City of New York and such principal financial centers are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open, each determined by the calculation agent.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-1

What Are the Coupon Payments on the Notes, Assuming a Range of Performances for the Reference Currencies?

The following tables and examples illustrate the hypothetical Coupon Payments on the notes. The following tables and examples assume Starting Spot Rates for the Japanese yen and the European Union euro of 1.2500 and 0.011000, respectively, and a Coupon Rate of 2.80%. The actual Coupon Rate will be set on the pricing date and will not be less than 2.80%. The hypothetical Starting Spot Rates, Spot Rates on each Determination Date and Coupon Payments set forth below are for illustrative purposes only and may not be the actual Starting Spot Rates, Spot Rates on each Determination Date or Coupon Payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Example 1

Determination Date	Japanese Yen Spot Rate	European Union Euro Spot Rate	Coupon Payment

First	0.011000	1.1250	$28.00
Second	0.0089100	1.0125	$28.00
Third	0.0080190	1.2500	$28.00
Fourth	0.0072171	0.8201	$28.00

		Total =	$112.00
	Annual Percentage Yield =		11.2%

In example 1, the Spot Rate for the Japanese yen on each Determination Date is less than or equal to the hypothetical Start Spot Rate of 0.011000, and the Spot Rate for the European Union euro on each Determination Date is less than or equal to the hypothetical Start Spot Rate of 1.2500. As a result, you will receive a coupon payment on each Coupon Payment Date per $1,000 principal amount note of $28, calculated as 2.8% x $1,000, and the total of your Coupon Payments over the term of the notes will be $112.

Example 2

Determination Date	Japanese Yen Spot Rate	European Union Euro Spot Rate	Coupon Payment

First	0.011000	1.1250	$28.00
Second	0.0089100	1.3125	$0.00
Third	0.0080190	1.2500	$28.00
Fourth	0.0072171	1.2938	$0.00

		Total =	$56.00
	Annual Percentage Yield =		5.6%

In example 2, the Spot Rate for the Japanese yen on each Determination Date is less than or equal to the hypothetical Start Spot Rate of 0.011000; however, the Spot Rates for the European Union euro on the second and fourth Determination Dates are greater than the hypothetical Start Spot Rate of 1.2500. As a result, you will receive a coupon payment on only the first and third Coupon Payment Dates per $1,000 principal amount note of $28 for each Coupon Payment Date, calculated as 2.8% x $1,000, and the total of your Coupon Payments over the term of the notes will be $56.

Example 3

Determination Date	Japanese Yen Spot Rate	European Union Euro Spot Rate	Coupon Payment

First	0.012222	1.1250	$0.00
Second	0.011550	1.0125	$0.00
Third	0.012100	0.9113	$0.00
Fourth	0.013915	0.8201	$0.00

		Total =	$0.00
	Annual Percentage Yield =		0.0%

In example 3, the Spot Rate for the European Union euro on each Determination Date is less than the hypothetical Start Spot Rate of 1.2500; however, the Spot Rate for the Japanese yen on each Determination Date is greater than the hypothetical Start Spot Rate of 0.011000. As a result, you will receive no Coupon Payments over the term of the notes.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-2

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Better Performing Reference Currency?

The following table and examples illustrate the hypothetical return at maturity on the notes. The “return at maturity” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical payments at maturity below exclude the final Coupon Payment, if any. The table and examples below assume that the Better Performing Reference Currency is the European Union euro. We make no representation or warranty as to which of the Reference Currencies will be the Better Performing Reference Currency for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a Starting Spot Rate for the Better Performing Reference Currency of 1.25. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Better Performing Currency Return	Return at Maturity

0.2500	-80.00%	0.00%
0.3750	-70.00%	0.00%
0.5000	-60.00%	0.00%
0.6250	-50.00%	0.00%
0.7500	-40.00%	0.00%
0.8750	-30.00%	0.00%
1.0000	-20.00%	0.00%
1.1250	-10.00%	0.00%
1.1875	-5.00%	0.00%
1.2500	0.00%	0.00%
1.2813	2.50%	0.00%
1.3125	5.00%	0.00%
1.3750	10.00%	-5.26%
1.4375	15.00%	-10.53%
1.5000	20.00%	-15.79%
1.6250	30.00%	-26.32%
1.7500	40.00%	-36.84%
1.8750	50.00%	-47.37%
2.0000	60.00%	-57.89%
2.1250	70.00%	-68.42%
2.2500	80.00%	-78.95%
2.3750	90.00%	-89.47%
2.5000	100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate of the Better Performing Reference Currency decreases from the Starting Spot Rate of 1.2500 to an Ending Spot Rate of 1.1875.
Because the Ending Spot Rate of 1.1875 is less than the Starting Spot Rate of 1.2500, you will receive the principal amount of your notes at maturity.

Example 2: The Spot Rate of the Better Performing Reference Currency increases from the Starting Spot Rate of 1.2500 to an Ending Spot Rate of 1.3125.
Because the Ending Spot Rate of 1.3125 is greater than the Starting Spot Rate of 1.2500 by not more than the buffer percentage of 5%, you will receive the principal amount of your notes at maturity.

Example 3: The Spot Rate of the Better Performing Reference Currency decreases from the Starting Spot Rate of 1.2500 to an Ending Spot Rate of 1.7500.
Because the Ending Spot Rate of 1.7500 is greater than the Starting Spot Rate of 1.2500 by more than the buffer percentage of 5%, your payment at maturity per $1,000 principal amount note is $631.59 per $1,000 principal amount note, calculated as follows:

$1,000 – [$1,000 x (40% – 5%) x 1.0526] = $631.59

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-3

Selected Purchase Considerations

  CONTINGENT QUARTERLY COUPON PAYMENTS — The notes offer the potential to earn quarterly Coupon Payments at a fixed rate of at least 2.80% for each Coupon Payment Date (equivalent to at least 11.20% per annum) if the Spot Rate of each Reference Currency on the applicable Determination Date is less than or equal to the Starting Spot Rate of such Reference Currency. Any Coupon Payment will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Coupon Payment Date. Because the notes are our senior unsecured obligations, any Coupon Payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL AT MATURITY — We will pay you your principal back at maturity only if the Ending Spot Rate of each Reference Currency is not greater than its Starting Spot Rate by more than the buffer percentage of 5%. However, if the Ending Spot Rate of either Reference Currency is greater than its Starting Spot Rate by more than the buffer percentage of 5%, for every 1% appreciation of the Better Performing Reference Currency beyond the buffer percentage of 5%, you will lose an amount equal to 1.0526% of the principal amount of the notes. Accordingly, you could lose some or all of the principal amount of your notes at maturity.
  THE NOTES ARE BULLISH ON THE U.S. DOLLAR RELATIVE TO THE REFERENCE CURRENCIES — The return on the notes is linked to the performance of the Japanese yen and the European Union euro, which we refer to as the Reference Currencies, relative to the U.S. dollar, which we refer to as the Base Currency. You will receive a Coupon Payment on a Coupon Payment Date if the U.S. dollar appreciates or remains flat relative to both Reference Currencies from the pricing date to the applicable Determination Date. Similarly, we will pay you your principal back at maturity if the U.S. dollar has not depreciated relative to either of the Reference Currencies by more than the buffer percentage of 5% from the pricing date to the final Determination Date. Accordingly, the notes are bullish on the U.S. dollar relative to the Reference Currencies (and therefore bearish on the Reference Currencies relative to the U.S. dollar). Your return on the notes will be adversely affected if the U.S. dollar depreciates relative to either of the Reference Currencies over the applicable period (or depreciates by more than the buffer percentage of 5% with respect to your payment at maturity).
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 193-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes for U.S. federal income tax purposes as instruments that are not indebtedness and that, in summary, have the following consequences. Gain or loss upon a sale or exchange of a note (including at maturity) generally will be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). Although the matter is not clear, it is unlikely that an election will be available under Section 988 to treat your gain or loss with respect to the notes as capital gain or loss. Foreign currency losses are potentially subject to certain reporting requirements. Although the U.S. federal income tax treatment of Coupon Payments is uncertain, we intend to treat Coupon Payments as ordinary income at the time accrued or received in accordance with your method of accounting for U.S. federal income tax purposes. We expect that Coupon Payments made to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to possible reduction or elimination under an applicable income tax treaty, unless that income is effectively connected with their conduct of a trade or business in the United States (in which case, in order to avoid withholding, Non-U.S. Holders will likely be required to provide a properly executed IRS Form W-8ECI). In addition, in 2007 Treasury and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the relevance of factors such as the nature of the underlying property to which the instruments are linked and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the scope of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the application of Section 988 to an investment in the notes, and the issues presented by the notice and revenue ruling described above.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-4

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to taking a short position or otherwise investing directly in either of the Reference Currencies or the Base Currency or any instruments linked to either of the Reference Currencies or the Base Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 193-A-I dated June 16, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any Coupon Payment on any Coupon Payment Date or any return of principal at maturity. You will lose some or all of your principal at maturity if the Ending Spot Rate of the Better Performing Reference Currency is greater than the Starting Spot Rate of such Reference Currency by more than the buffer percentage of 5%. Under these circumstances, for every 1% appreciation of the Better Performing Reference Currency beyond the buffer percentage of 5%, you will lose an amount equal to 1.0526% of the principal amount of your notes. Because the payment at maturity is linked to the Better Performing Reference Currency, you will lose some or all of your principal at maturity if the Base Currency depreciates relative to either Reference Currency by more than the buffer percentage of 5% from the pricing date to the final Determination Date.
  YOU MAY RECEIVE NO COUPON PAYMENTS DURING THE TERM OF THE NOTES — You will receive no Coupon Payment on a Coupon Payment Date if the Spot Rate of either Reference Currency on the applicable Determination Date is greater than the Starting Spot Rate of such Reference Currency. Accordingly, negative performance by the Base Currency relative to either or both Reference Currencies will prevent you from receiving one or more Coupon Payments, and you may receive no Coupon Payments during the term of the notes. As a result, you may receive no return on your investment.
  YOU WILL NOT RECEIVE A PAYMENT AT MATURITY WITH A VALUE GREATER THAN YOUR PRINCIPAL AMOUNT, PLUS THE FINAL COUPON PAYMENT, IF ANY — The payment you receive at maturity, if any, will be no greater than the principal amount of your notes plus the final Coupon Payment, if any, and the total payments you receive over the term of the notes will not exceed the principal amount of your notes plus the Coupon Payments paid during the term of the notes. You will receive no more than the principal amount of your notes plus the final Coupon Payment, if any, regardless of any appreciation in the value of the Base Currency relative to either Reference Currency, which may be significant. Accordingly, the return on the notes may be significantly less than the return from a direct short position in either or both of the Reference Currencies or a direct long position in the Base Currency.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes on any Coupon Payment Date or at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rates as determined by the calculation agent are lower than the rates that are reflected in the publicly available information, the Spot Rates of the Reference Currencies must achieve a lower level for you to receive any Coupon Payment or to receive the principal amount of your notes at maturity than if the rates displayed in publicly available sources were used. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  YOUR RETURN ON YOUR INVESTMENT IN THE NOTES WILL BE LIMITED TO THE COUPON PAYMENTS, IF ANY, ON THE NOTES — The only return that you will receive on your investment in the notes will be the Coupon Payments, if any, on the notes specified in the relevant terms supplement. There is no guarantee that you will receive any Coupon Payment over the term of the notes. In addition, the Coupon Payments, if any, may not be sufficient to offset any loss of principal at maturity.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-5

  THE NOTES ARE BEARISH ON THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR — Because the notes are bullish on the U.S. dollar relative to each of the Reference Currencies, the notes are bearish on each of the Reference Currencies relative to the U.S. dollar. You will receive no Coupon Payment on a Coupon Payment Date if any Reference Currency has appreciated relative to the U.S. dollar from the pricing date to the applicable Determination Date. Similarly, you will lose some or all of the principal amount of your notes at maturity if any Reference Currency has appreciated by more than the buffer percentage of 5% from the pricing date to the final Determination Date.
  YOU ARE EXPOSED TO THE RISK OF NEGATIVE PERFORMANCE BY THE BASE CURRENCY RELATIVE TO BOTH REFERENCE CURRENCIES — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Currencies relative to the Base Currency. Instead, any Coupon Payments and your payment at maturity will be contingent upon the performance of the Base Currency relative to each individual Reference Currency. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is mitigated and diversified among all the components of the basket, you will be exposed equally to the risks related to the Base Currency relative to both Reference Currencies. Negative performance by the Base Currency relative to either Reference Currency over the term of the notes may prevent you from receiving one or more Coupon Payments and may negatively affect your payment at maturity. Any such negative performance will not be offset or mitigated by positive performance by the Base Currency relative to the other Reference Currency. Accordingly, your investment is subject to the risk of the Base Currency relative to both Reference Currencies. You cannot predict the future performance of the Base Currency relative to either Reference Currency based on its historical performance.
  YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE BETTER PERFORMING REFERENCE CURRENCY — You will lose some or all of your principal at maturity if the Ending Spot Rate of either Reference Currency is above its Starting Spot Rate by more than 5%. This will be true even if the Ending Spot Rate of the other Reference Currency is less than or equal to its Starting Spot Rate or is greater than its Starting Spot Rate by not more than 5%. The performance of the Base Currency relative to each Reference Currency may not be correlated and, as a result, you may receive the principal amount of your notes at maturity only if there is a broad-based increase in the value of the Base Currency relative to foreign currencies generally across diverse markets during the term of the notes.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan, the countries included in the European Union and the United States, and economic and political developments in other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Japan, the countries included in the European Union and the United States, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Japan, the countries included in the European Union and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Japan, the European Union and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE REFERENCE CURRENCIES AND BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and Base Currency are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate on any Determination Date (including the Ending Spot Rate) or the Reference Currency Return of any Reference Currency. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 193-A-I for further information on what constitutes a market disruption event.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-6

  THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate of the Reference Currencies on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the Base Currency;
    the time to maturity of the notes;
    the Coupon Rate;
    interest and yield rates in the market generally as well as in Japan, the countries included in the European Union and the United States;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen and between the U.S. dollar and the European euro;
    changes in correlation (the extent to which the Reference Currency exchange rates increase or decrease to the same degree at the same time) between the Reference Currency exchange rates;
    suspension or disruption of market trading in the Reference Currencies or the Base Currency;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-7

Historical Information

The following graphs show the historical weekly performance of each Reference Currency relative to the Base Currency expressed in terms of the conventional market quotations (in the case of the Japanese yen, the amount of Japanese yen that can be exchanged for one U.S. dollar and, in the case of the European Union euro, the amount of U.S. dollars that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rates) as shown on Bloomberg Financial Markets, from January 7, 2005 through June 11, 2010. The exchange rates of the Japanese yen and the European Union euro at approximately 11:00 a.m., New York City time, on June 15, 2010 were 91.46 and 1.2308, respectively, relative to the U.S. dollar.

The exchange rates displayed in the graphs below are for illustrative purposes only and are not the same as the Spot Rates of the Reference Currencies. The notes are bullish on the Base Currency relative to the Reference Currencies (and therefore bearish on the Reference Currencies relative to the Base Currency), and you will receive Coupon Payments over the term of the notes only if the U.S. dollar appreciates or remains flat in value relative to the individual Reference Currencies. You will receive your principal back at maturity only if the U.S. dollar appreciates relative to the individual Reference Currencies or does not depreciate by more than 5% relative to either Reference Currency. The Spot Rates for each Reference Currency relative to the U.S. dollar are expressed as the amount of U.S. dollars per one unit of the applicable Reference Currency, which is the inverse of the conventional market quotation for the Japanese yen relative to the U.S. dollar set forth in the applicable graph below and which is largely consistent with the conventional market quotation for the European Union euro relative to the U.S. dollar set forth in the applicable graph below.

The historical exchange rates in the graphs below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.

The Spot Rates of the Japanese yen and the European Union euro on June 15, 2010 were 0.010960 and 1.2038, respectively, relative to the U.S. dollar, calculated in the manner set forth under “Additional Key Terms — Spot Rate” on page TS-1 of this term sheet. No assurance can be given as to the Spot Rate of either Reference Currency on any Determination Date. We cannot give you assurance that the performance of the Reference Currencies relative to the Base Currency will result in any Coupon Payment or the return of your principal at maturity.

Supplemental Plan of Distribution (Conflicts of Interest)

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-29 of the accompanying product supplement no. 193-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Contingent Digital Coupon Notes Linked to Each of the Japanese yen and the European Union euro Relative to the U.S. dollar	TS-8